EXHIBIT 21

Name	Jurisdiction of Incorporation	Percentage Owned by Company
Winder Electric Co. Ltd.	People Republic of China	100%
Delta International Limited	People’s Republic of China	*

* Delta International Limited is a wholly owned subsidiary of Winder Electric Co. Ltd.